April 20, 2007

VIA EDGAR AND HAND DELIVERY

David R. Humphrey

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Avis Budget Group, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 1-10308

Dear Mr. Humphrey:

We transmit, herewith for the Staff’s consideration, our responses to the comments raised in the Staff’s comment letter dated April 12, 2007. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments as set forth in your letter and set forth our response to each comment immediately below such comment.

We have also discussed the responses stated herein with our audit engagement partner, John Malvisi of Deloitte & Touche LLP, and with James V. Schnurr, Deloitte & Touche LLP Deputy Managing Partner - Professional Practice. Deloitte & Touche LLP has informed us that they are in agreement with our responses contained in this letter. We are available at your convenience to discuss these matters with you.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7 – Management Discussion and Analysis, page 31

1.	It appears that you present the SFAS 131 required information in your MD&A as contemplated by FR-65 and Answer 19 within the related guidance made available by the Division of Corporation Finance on June 13, 2003. However, your presentation of consolidated segment EBITDA is considered to be the presentation of a non-GAAP financial measure. In this regard, you should revise future filings to discontinue your presentation of consolidated segment EBITDA. See Answer 21 of the aforementioned guidance made available by the Division of Corporation Finance on June 13, 2003.

RESPONSE

We will revise our disclosure in all future filings to remove the presentation of EBITDA for Total Reportable Segments, as presented in the table contained on page 35.

Item 8 – Financial Statements

Consolidated Statements of Cash Flows, page F-5

2.	Supplementally tell us the sources of the $4,046 million of proceeds from the disposition of businesses during 2006. In this regard, it is unclear from your disclosure in Note 1 how much of the proceeds from the sale of Travelport (of approximately $4.1 billion) are reflected in your statement of cash flows for the year ended December 31, 2006.

RESPONSE

In the 2006 Consolidated Statement of Cash Flows, the line item “Proceeds from dispositions of businesses, net of transaction-related payments” is $4,046 million. That amount consists of the following (in millions):

Travelport related	$4,074
Marketing Services division related *	(28)

Total	$4,046

*	Primarily represents (i) investment banking and other transaction fees that were accrued in 2005 and paid in 2006 in connection with the sale of our former Marketing Services division and (ii) costs paid with respect to a litigation matter for which we indemnified the purchaser of our former Marketing Services division.

The discussion in Note 1 related to the proceeds from the sale of Travelport of approximately $4.1 billion represents the $4,074 million referred to above rounded to “approximately $4.1 billion”.

Note 1 – Basis of Presentation

Discontinued Operations, page F-10

3.	In light of the fact that you have entered into several commercial agreements with Realogy, Wyndham and Travelport (page 3), have entered into several agreements that may not be at arms length (page 22), and remain 50% liable for the assumed liabilities of Realogy and Wyndham in case of default (page F-35), please tell us the level of continuing involvement with these businesses and provide us with your EITF 03-13 analysis supporting the conclusion that your disposition of these businesses is properly classified as discontinued operations.

RESPONSE

On August 23, 2006, Cendant Corporation (now known as Avis Budget Group, Inc.) completed its separation (the “Cendant Separation”) into four separate companies, one for each of its former Real Estate Services businesses (“Realogy”), its former Hospitality Services (including Timeshare Resorts) businesses (“Wyndham”), its former Travel Distribution Services businesses (“Travelport”) and its Vehicle Rental businesses (“Avis Budget Group” or the “Company”). In connection with the Cendant Separation, we entered into a separation agreement, tax sharing agreement, transition services agreement and various commercial arrangements with Realogy, Wyndham and Travelport governing our relationship following the separation.

In addition to the Cendant Separation, during 2004 and 2005, the Company executed a strategic realignment plan to divest non-core businesses, including its former Marketing Services division, PHH mortgage, appraisal and fleet services businesses and Wright Express fuel card business. In certain of these transactions, the Company retained contingent and other liabilities and/or received contingent and other assets related to the disposition. The Company has also been involved in litigation matters associated with these former businesses or other matters, which resulted in contingent assets and liabilities unrelated to the four businesses that are part of the Cendant Separation. The assumption by Realogy and Wyndham of 62.5% and 37.5%, respectively, of certain contingent and other liabilities (and assets) of Cendant relates only to these liabilities and assets and does not relate to the respective businesses of Realogy, Wyndham or the Company’s vehicle rental business. In addition, the Company’s responsibility to assume 50% of a defaulting party’s obligation relates only to Realogy and Wyndham’s obligation for these liabilities and assets and does not relate to any obligation resulting from Realogy’s or Wyndham’s own operations.

While we continue to be a party to the separation, tax sharing, transition services and other agreements, we have concluded that there is no significant migration of revenues and/or costs, significant continuation of activities, or significant continuing involvement between us and Realogy, Wyndham or Travelport, as discussed in FASB Statement No. 144, Accounting for the Impairment or Disposal Of Long-Lived Assets, and EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations (“EITF 03-13”). Therefore, we have concluded that the classification of Realogy, Wyndham and Travelport as discontinued operations is appropriate.

With respect to the Separation Agreement and the Tax Sharing Agreement, we believe that these arrangements are analogous to and consistent with the circumstances outlined in paragraph 12a of EITF 03-13, which the Task Force specifically noted do not constitute continuing cash flows or continuing involvement. In particular, we believe these indemnification arrangements provide for the resolution of contingencies that arise pursuant to the terms of the disposal (i.e., spin-off) transaction. With respect to the Transition Services Agreement and the other commercial agreements, the continuing cash flows are the result of the continuation of activities between the Company, Realogy, Wyndham and Travelport; however, the continuing cash flows are de minimis and we have concluded that they are not significant. In no case do any of the agreements provide the Company with the ability to significantly influence the operating and/or financial policies of Realogy, Wyndham or Travelport.

Our EITF 03-13 analysis for these agreements is as follows:

Separation Agreement and Tax Sharing Agreement – The Separation Agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of the separated businesses in connection with their separation from Cendant. In particular, the Separation Agreement provides that:

•	All the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to a particular business will be retained by or transferred to that respective business.

•

Realogy will assume 62.5% and Wyndham will assume 37.5% of certain contingent and other corporate liabilities of Cendant, which are not primarily related to any of the respective businesses of Realogy, Wyndham or Travelport and/or the Company’s vehicle rental business.

•

Realogy will be entitled to receive 62.5% and Wyndham will be entitled to receive 37.5% of the proceeds from certain contingent corporate assets of Cendant, which are not primarily related to any of the respective businesses of Realogy, Wyndham or Travelport and/or the Company’s vehicle rental business.

As noted above, these contingent liabilities and assets primarily relate to former businesses that Cendant previously disposed of and do not relate to the respective operations of Realogy, Wyndham or the Company’s vehicle rental business.

The Tax Sharing Agreement generally governs the parties’ respective rights, responsibilities and obligations after the completion of the Cendant Separation with respect to taxes, if any, incurred as a result of any failure of the distribution of all of the stock of Realogy or Wyndham to qualify as a tax-free distribution for U.S. federal tax purposes. In addition, the Tax-Sharing Agreement, with certain exceptions, provides that for the taxable years ended December 31, 2006:

•

Each of the Company, Realogy, Wyndham and Travelport generally will be responsible for the payment of income and non-income taxes attributable to its respective operations that each currently are obligated to pay on a separate return basis.

•

Realogy will generally be responsible for the payment of 62.5% and Wyndham 37.5% of all income and non-income taxes imposed on the Company and certain other subsidiaries, the operations (or former operations) of which were determined by the Company not to relate specifically to its vehicle rental business or the businesses of Realogy, Wyndham or Travelport.

•

The Company generally will be responsible for the payment of taxes, if any, that arise from actions of or transactions undertaken by the Company after the distribution of all the stock of Realogy and Wyndham.

Step 1: Are continuing cash flows expected to be generated? Yes. Continuing cash flows are expected to be generated from the assumption of certain contingent and other corporate liabilities, certain income taxes and entitlement to receive the proceeds from certain contingent corporate assets of Cendant primarily related to businesses previously disposed of by Cendant or to corporate-level litigation not related to the respective operations of Realogy, Wyndham, Travelport or the Company’s vehicle rental business.

Step 2: Do the continuing cash flows result from a migration or continuation of activities? No. Neither the Separation Agreement nor the Tax Sharing Agreement provides for the migration of revenues or costs or the continuation of activities between the Company and the disposed entities. Pursuant to EITF 03-13, cash flows include gross cash flows that are associated with the revenue-producing and cost-producing activities of a component and the definitions of migration and continuation of activities are consistent with the concept of revenue-producing or cost-generating activity of the disposed component. As noted in EITF 03-13, paragraph 5, “the intention of the criterion in paragraph 42(a) is to determine whether, in substance, the ongoing entity continues the revenue-producing activities (cash inflows) or cost-generating activities (cash outflows) of the disposed component after the disposal transaction.” The Separation Agreement and Tax Sharing Agreement provide for continuing cash flows between Realogy, Wyndham and the Company only for those items that are not related to the respective operations of Realogy, Wyndham, Travelport or the Company’s vehicle rental business. That is, such liabilities (and assets) relate primarily to businesses that Cendant had previously disposed of or to corporate litigation unrelated to the respective operations of Realogy, Wyndham, Travelport or the Company’s vehicle rental business. In addition, the Company’s responsibility to assume 50% of a defaulting party’s obligation relates only to Realogy and Wyndham’s obligations for certain contingent and other corporate liabilities of Cendant and does not relate to any obligations resulting from Realogy’s or Wyndham’s own operations. The primary reason for the economic assumption of these liabilities (including income taxes) and entitlement to these assets is that these liabilities and assets could not as a legal matter be easily and effectively assumed by or assigned to Realogy or Wyndham and therefore nominally remain in the name of the Company. Accordingly, our determination is that the continuing cash flows related to the Separation Agreement and the Tax Sharing Agreement represent indirect cash flows.

Step 3: Does the ongoing entity have significant continuing involvement in the operations of the disposed component? No. Neither the Separation Agreement nor the Tax Sharing Agreement provides the Company with the ability to significantly influence the operating and/or financial policies of Realogy, Wyndham or Travelport based on the following:

•

Neither the Separation Agreement nor the Tax Sharing Agreement is significant to the ongoing operations of Realogy or Wyndham because the ongoing matters governed by the Separation Agreement and Tax Sharing Agreement generally relate to the businesses that Cendant had previously disposed of or to corporate-level litigation unrelated to any of the ongoing parties’ businesses.

•	The Separation Agreement provides that Realogy will act as managing party and assume control of all legal matters; however, such rights only relate to the assumed

Cendant contingent and other liabilities or Cendant contingent assets. The Tax Sharing Agreement requires the Company to administer tax audits and Realogy to act as the managing party for all pre-separation tax-related matters. The Tax Sharing Agreement also imposes restrictions on the parties’ ability to engage in certain actions following the Cendant Separation and sets forth the parties’ respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters. However, such obligations are generally limited to pre-separation tax-related matters and such restrictions relate to actions or omissions that would cause the distribution of Realogy or Wyndham to fail to qualify as a tax-free distribution for U.S. federal income tax purposes and not to operating activities of Realogy and Wyndham.

Transition Services Agreement and Other Commercial Arrangements – The Company entered into the Transition Services Agreement with Realogy, Wyndham and Travelport in order to ensure each party an orderly separation from the Company. Under the Transition Services Agreement, the Company provides various services relating to payroll, accounts receivable services, telecommunications services and information technology services and receives certain services from Realogy, Wyndham and/or Travelport. The cost of each transition service is calculated using the same cost allocation methodologies for the particular services as those historically associated with such costs. The Transition Services Agreement (other than the document retention agreement and certain limited information technology hosting services) will expire over a 24 month period, with a substantial portion expiring over a 12 month period from the Cendant Separation.

The Company has also entered into other commercial arrangements for certain services with Realogy, Wyndham and Travelport. Although we believe that these agreements are substantially similar to those we would have entered into with unaffiliated third parties, there can be no assurance that the terms of these agreements are the same or more or less favorable than the terms we might have received from unaffiliated third parties. Such agreements include (1) distribution agreements; (2) marketing agreements; (3) affinity and promotion agreements; (4) reservation services agreements; (5) corporate relocation services agreements; (6) commercial real estate brokerage agreements; (7) car rental rate agreements; and (8) corporate travel agreements. Such agreements generally provide for one party to provide products or services to the other parties of the agreement, or for one party to market to its customers the products or services of the other parties.

Step 1: Are continuing cash flows expected to be generated? Yes. Continuing cash flows are expected to be generated by the Company from the Transition Services Agreement and from the other commercial arrangements.

Step 2: Do the continuing cash flows result from a migration or continuation of activities? Yes. The continuing cash flows are the result of a continuation of activities between the Company and Realogy, Wyndham and Travelport since the Company will provide certain products and services to and will purchase products or services from, Realogy, Wyndham and/or Travelport.

Step 3: Are the continuing cash flows significant? No. We estimate that the continuing cash inflows to be received by the Company under the Transition Services and other commercial agreements will be less than 1.0% of the cash inflows of each of Realogy, Wyndham and Travelport and that the continuing cash outflows to be paid by the Company under such agreements will be equal to or less than 1.0% of the cash outflows of each of Realogy, Wyndham and Travelport.

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component? No. The Transition Services Agreement and the other commercial arrangements do not provide the Company with the ability to significantly influence the operating and/or financial policies of Realogy, Wyndham or Travelport based on the following:

•	The Transition Services Agreement and other commercial arrangements are not significant to the ongoing operations of Realogy, Wyndham or Travelport.

•

The extent to which the Company is involved in the operations of Realogy, Wyndham and Travelport under the Transition Services Agreement is limited to providing or receiving certain services until such services are replaced with internal capabilities or another service provider.

•

With respect to the other commercial arrangements, we believe that these agreements are substantially similar to those we would have entered into with unaffiliated third parties, although there can be no assurance that the terms of these agreements are the same or more or less favorable than the terms we might have received from unaffiliated third parties, since we did not pursue other vendors or suppliers when we established these arrangements.

Since the continuing cash flows from each of the agreements described above are indirect cash flows, the criterion of SFAS 144, paragraph 42(a) has been met. Since the agreements do not provide the Company with significant ongoing involvement in the operations of Realogy, Wyndham and/or Travelport, the criteria of paragraph 42(b) are met. Accordingly, we have concluded that classification of Realogy, Wyndham and Travelport as discontinued operations is appropriate.

Note 1 – Basis of Presentation

Discontinued Operations, page F-10

4.	In light of the fact that your sale of Travelport was completed after the spin-offs of Realogy and Wyndham, it is unclear how the Travelport proceeds of $1,427 million and $760 million distributed to Realogy and Wyndham, respectively, are reflected in your financial statements. Supplementally advise us with respect to your accounting treatment of the proceeds distributed to Realogy and Wyndham pursuant to the Separation and Distribution Agreement, and provide us with the accounting literature you relied upon to arrive at your conclusion.

RESPONSE

The Separation Agreement was designed to utilize the proceeds from the sale of Travelport in a manner such that the net effect to Realogy, Wyndham and the Company was the same regardless of whether Travelport was sold prior to, or subsequent to, the spin-offs of Realogy and Wyndham. Had the Travelport sale closed prior to the Realogy and Wyndham spin-offs, the effect would have been to spin-off Realogy and Wyndham with a lower amount of debt and a higher equity balance, and the net effect to the Company’s financial statements would have been the same as has been reported. Accordingly, the distribution of the Travelport proceeds is reflected as an equity transaction within Dividend of Realogy Corporation and WyndhamWorldwide Corporation in our Consolidated Statement of Stockholders’ Equity. Additionally, the distribution is reflected within cash provided by (used in) discontinued operations, financing activities, in our Consolidated Statement of Cash Flows.

On April 24, 2006, Cendant announced that it was exploring the sale of Travelport as an alternative to distributing shares of Travelport to Cendant stockholders. This modification did not affect Cendant’s plan to spin-off Realogy and Wyndham to Cendant’s stockholders. On June 30, 2006, Cendant entered into a definitive agreement to sell Travelport to an affiliate of the Blackstone Group. On July 13, 2006, Cendant announced July 31, 2006 as the effective date for the spinoffs of Realogy and Wyndham. The sale of Travelport closed in August 2006, subsequent to the spin-offs of Realogy and Wyndham on July 31, 2006.

The Separation Agreement contained detailed provisions (the “Cash Waterfall Agreement”) for the distribution of the cash proceeds from the sale of Travelport. Such detailed provisions generally provided for the proceeds to be distributed to Realogy and Wyndham after the payment of expenses and taxes by the Company related to the Travelport sale.

Our accounting analysis considered (1) whether the Cash Waterfall Agreement to provide proceeds to Realogy and Wyndham resulted in the recognition of a derivative pursuant to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), (2) how the Cash Waterfall Agreement would be accounted for at the date of the spin-offs and (3) how the Company would account for the settlement of the Cash Waterfall Agreement (i.e., distribution of sale proceeds to the Realogy and Wyndham).

With respect to the first question, we concluded that the Cash Waterfall Agreement did not result in the recognition of a derivative because we believe the Cash Waterfall Agreement meets the parameters of the scope exception contained in SFAS 133, paragraph 10(e)(2), and Derivative Implementation Group (“DIG”) Issue C5, Scope Exceptions: Exception Related to a Nonfinancial Asset of One of the Parties. The Cash Waterfall Agreement related to the sale of a business (Travelport), a nonfinancial asset not readily convertible to cash. Additionally, as the Cash Waterfall Agreement related to the sale of a specific business, this was a unique item and not an interchangeable unit. Finally, the Cash Waterfall Agreement established the amount of the proceeds Cendant would receive for its own account. As a result, Cendant would not have received more proceeds under the Cash Waterfall Agreement to the extent that the proceeds from the sale of Travelport were greater than expected. Instead, Realogy and Wyndham would have received a higher amount of such proceeds based upon predetermined percentages. As such, we believe the Cash Waterfall Agreement meets the parameters of the scope exception and is not a derivative for Cendant, pursuant to SFAS 133.

With respect to the second question, we concluded that, at the date of the spin-offs, a liability for the Cash Waterfall Agreement should not be recognized because we believe that such agreement represented a “contingent dividend” that would be recognized when the sale of Travelport was completed and proceeds distributed.

Although management believed that the sale of Travelport would likely be completed, we determined that since the transaction was related to a potential sale of a business, the guidance related to a business combination should be reviewed. Specifically, we reviewed EITF 96-5, Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination (EITF 96-5), which states the following:

The Task Force reached a consensus that the liability for the contractual termination benefits and the curtailment losses under employee benefit plans that will be triggered by the consummation of the business combination should be recognized when the business combination is consummated. [emphasis added]

Additionally, we reviewed the definition of a liability contained within FASB Concepts Statement No. 6, Elements of Financial Statements (“CON 6”), paragraphs 35 and 36.

As we reviewed the characteristic of a liability discussed within paragraph 36, we noted the criterion in (c) discusses that the transaction or event obligating the entity has already happened in order to be considered a liability. In this situation, as of the date of the Realogy and Wyndham spin-offs, the transaction/event obligating Cendant (the Travelport sale) had not occurred. As a result, we believe the obligation represented a contingency (i.e., a “contingent dividend”) until the completed sale of Travelport and do not believe that the obligation possessed the characteristics necessary in order to record a liability prior to completing the sale of Travelport.

With respect to the third question, we concluded that the settlement of the Cash Waterfall Agreement represented a pre-programmed transaction that was directly linked to, and inherent in, the spin-off transactions and therefore should be reported as an equity transaction pursuant to APB Opinion No. 29 Accounting for Nonmonetary Transactions (“APB 29”), paragraph 23. Paragraph 23 states:

Nonreciprocal Transfers to Owners. Accounting for the distribution of nonmonetary assets to owners of an enterprise in a spin-off or other form of reorganization or liquidation or in a plan that is in substance the rescission of a prior business combination should be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary assets distributed. A prorata distribution to owners of an enterprise of shares of a subsidiary or other investee company that has been or is being consolidated or that has been or is being accounted for under the equity method is to be considered to be equivalent to a spin-off. Other nonreciprocal transfers of nonmonetary assets to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution. [footnote omitted]

As noted above, the Separation Agreement was designed to utilize the proceeds from the sale of Travelport in a manner such that the net effect to Realogy, Wyndham and the Company was the same regardless of whether Travelport was sold prior to, or subsequent to, the spin-offs of Realogy and Wyndham. Therefore, the excess cash later distributed to Realogy and Wyndham, and the utilization of that cash by Realogy and Wyndham to pay down their debt, constituted a pre-programmed transaction entered into by the parties while under the common control of Cendant and are directly linked to the spin-off transaction. The Company believes the reporting of these transactions is consistent with paragraph 23 of APB 29.

Note 15 – Debt Under Vehicle Programs and Borrowing Arrangements

Avis Budget Rental Car Funding, page F-33

5.	Please tell us in significant detail how you arrived at the conclusion that the operations of Avis Budget Rental Car Funding should not be consolidated. In this regard, your response should provide us with the accounting literature you relied upon to arrive at your conclusion.

RESPONSE

The business activities of Avis Budget Rental Car Funding (AESOP), LLC (“AESOP Funding”) are limited to issuing private placement notes and Rule 144A notes and using the proceeds to make loans to AESOP Leasing L.P. (“AESOP Leasing”), for the purpose of acquiring or financing the acquisition of vehicles by AESOP Leasing to be leased to the Company’s rental car subsidiaries, and pledging its assets to secure the indebtedness. The third-party debt that is issued by AESOP Funding is typically “AAA” rated and has its principal and interest payments guaranteed by independent insurance companies. As a result, by issuing debt through the AESOP program, Avis Budget Group pays a lower rate of interest on a consolidated basis than if Avis Budget Group had issued debt directly to third parties. The indebtedness from AESOP Leasing is evidenced by loan agreements with AESOP Funding. All necessary capital is provided by the Company, and essentially all costs of financing and risks of ownership related to the vehicles are borne by the Company. Vehicles are purchased by AESOP Leasing from various manufacturers, predominantly General Motors Corporation and Ford Motor Company.

The Company consolidates the wholly-owned subsidiary, AESOP Leasing. As a result, AESOP Leasing’s obligation to AESOP Funding is reflected as related party debt on the Company’s Consolidated Balance Sheets as of December 31, 2006 and 2005. Moreover, the vehicles purchased by AESOP Leasing remain on the Company’s Consolidated Balance Sheets, and collateralize the debt issued by AESOP Funding, and are not available to pay the obligations of the Company. Prior to the adoption of

FIN 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), the Company consolidated both AESOP Funding and AESOP Leasing. However, as a result of the adoption of FIN 46(R), the Company deconsolidated AESOP Funding, a bankruptcy remote special purpose limited liability company, as the Company was deemed to not be the primary beneficiary for the reasons documented below.

The following diagram reflects the structure of AESOP Funding and AESOP Leasing.

We have performed a detailed analysis of AESOP Funding in accordance with FIN 46(R) and ARB 51/SFAS 94, and determined that the Company is not subject to the consolidation provisions for the following reasons:

•

The Company consolidates AESOP Leasing, which includes the debt due to AESOP Funding and interest expense on such debt, which in turn reflects the interest expense on the third-party debt issued by AESOP Funding. Moreover, AESOP Funding in turn finances AESOP Leasing by issuing private placement notes to third parties under indenture supplements both with bank conduits and in the capital markets. The notes are typically issued with third party guaranties that further enhance the protection afforded by the structure. The guaranties, provided currently by MBIA, XL Capital, Ambac or FGIC, provide for the current payment of interest and the ultimate payment of principal to the note holders. As a result, in accordance with FIN 46(R), paragraph 5(b)(2), the Company is not exposed to expected losses or expected residual returns of AESOP Funding’s third party debt structure.

•

AESOP Leasing’s equity investment in AESOP Funding has been used by AESOP Funding to issue a loan to AESOP Leasing. Pursuant to FIN 46(R), paragraphs 5(a)(4) and B7, this results in such equity not being deemed at risk, and not a variable interest which the Company would consolidate. Additionally, certain significant decision making is held by parties other than the equity holder (i.e., amendments to the structure require consent of the bond guarantors and certain note holders).

We have similarly performed a detailed analysis of AESOP Leasing in accordance with FIN 46(R) and ARB 51/SFAS 94, and determined that the Company is subject to the consolidation provision as a Variable Interest Entity under FIN 46(R) for the following reasons:

•	The Company absorbs the expected losses of the entity due to fluctuations of the related party debt or leasing payments, and any losses on the vehicles purchased from the manufacturers.

•	The Company controls all fleet related decisions, including the number of vehicles purchased, manufacturer composition, length of time held, contractual agreements, and vehicle dispositions.

•

The residual risks/residual returns do not reside with the equity investment, but rather with the related party debt. Specifically, the voting common stock does not absorb the expected losses of AESOP Leasing, nor does it have the right to receive the expected residual returns of the entity. Instead, any expected losses of AESOP Leasing are absorbed by the Company.

Note 15 – Debt Under Vehicle Programs and Borrowing Arrangements

Avis Budget Rental Car Funding, page F-33

6.	Please expand your disclosure to address, in further detail, the nature and business purpose for your off-balance sheet arrangements with Avis Budget Rental Car Funding. See Item 303 (a)(4)(i)(A) of Regulation S-K.

RESPONSE

At the Staff’s request, we will expand our disclosure in future filings regarding the nature of our arrangements with AESOP Funding. In particular, we will include a description of AESOP Funding as a special-purpose entity created to be the issuer of asset-backed debt instruments, the proceeds of which are loaned to the Company. In addition, we will disclose that the third-party debt issued by AESOP Funding is typically “AAA” rated and has its principal and interest payments guaranteed by independent insurance companies. As a result, by issuing debt through the AESOP program, Avis Budget Group pays a lower rate of interest than if Avis Budget Group had issued debt directly to third parties.

Selected Quarterly Data, page F-49

7.	Your presentation of segment EBITDA within selected quarterly data represents a non-GAAP measure and should be discontinued.

RESPONSE

At the Staff’s request, we will eliminate the presentation of Segment EBITDA within selected quarterly data from future filings.

* * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 496-5040 should you require further information or have any questions.

Very truly yours,

/s/ John T. McClain
John T. McClain
Senior Vice President and Chief Accounting Officer

cc:	Securities and Exchange Commission
Juan Migone

Deloitte & Touche
John Malvisi
James V. Schnurr